Filed by Arris Group, Inc. (SEC File No. 000-31254)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Pace plc
Date: April 30, 2015

CORPORATE PARTICIPANTS

Larry Robinson ARRIS Group, Inc. - President of Customer Premises Equipment

Bob Puccini ARRIS Group, Inc. - IR

Bob Stanzione ARRIS Group, Inc. - Chairman & CEO

Bruce McClelland ARRIS Group, Inc. - President of Network & Cloud

David Potts ARRIS Group, Inc. - EVP & CFO

PRESENTATION

(Operator)

Good day, ladies and gentlemen, and welcome to the first-quarter 2015 ARRIS earnings conference call. My name is Denise, and I will be the operator for today.

(Operator Instructions)

As a reminder, this conference is being recorded for replay purposes. I will now turn the conference over to Mr. Bob Puccini, ARRIS Investor Relations. Please proceed, sir.

Bob Puccini - ARRIS Group, Inc. - IR

Thank you, Denise. Welcome everyone to the ARRIS conference call with management. This afternoon, we will be discussing our first-quarter 2015 results, which were released after close of markets today. We will be using a series of slides during our webcast which are posted on the ARRIS website in the Investor Relations section.

With us here at ARRIS headquarters are Bob Stanzione, ARRIS Chairman and CEO; David Potts, ARRIS Executive Vice President and Chief Financial Officer; Larry Robinson, President of Customer Premises Equipment; and Bruce McClelland, President of Network & Cloud. There will be a replay of this entire call available including our slides on our corporate website for the next 12 months.

Before we begin, please go to chart 2. During this call, we may be making forward-looking statements, including our outlook and expectations for our industry in general, estimated revenue and earnings, certain financial operating metrics, the timing and introduction of new products and technologies, anticipated spending patterns by some of our customers, and expected sales levels for various product categories and the completion of pending transactions. It is important to note that actual results may differ materially from those suggested by any forward-looking statements, which may be made during today’s call. For further information in this regard and for specific examples of risks that could cause actual results to differ materially from those forward-looking statements, please see our recent filings with the SEC.

Finally, under the UK takeover code and SEC regulations, we are limited in what we can discuss with respect to the Pace acquisition. We have created a special section on our website under the Investor Relations section where we will post all material documents related to the transaction, including those filed with the SEC. We urge investors to visit that portion of our website for additional information.

Now if we go to chart 4, I’d like to turn it over to Bob Stanzione.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Thanks, Bob, and welcome everyone. Before I go into the Q1 results, I want to briefly comment on our two recently announced M&A transactions. Let’s turn to chart 5.

Two weeks ago, we announced that we are creating a joint venture with Charter for the purpose of acquiring ActiveVideo networks. ARRIS will own 65% of the JV, and Charter will own 35%. ARRIS will serve as the exclusive sales channel for the JV.

ActiveVideo Networks provide highly scalable, cloud-based software for delivery of interactive TV services to customers around the world. Their software is compatible with a broad range of platforms from legacy set tops to the very latest advanced gateways as well as the latest consumer electronic devices. For example, AVN’s [Adcast] software has been delivering American Express ads on Roku boxes. Their current customers include Charter, Cablevision, Liberty Global, and Deutsche Telekom.

We expect the deal to close in the next few days, and it will be slightly dilutive to 2015 earnings. We believe that the combination of AVN’s software assets with those of the ARRIS cloud assets and the additional ones coming later with Pace will give us a substantial software base from which to grow.

So let’s turn to chart 6, please. As most of last week we announced the deal to acquire Pace. This transaction will significantly increase our scale, our international presence, and provides us with a large entry into the satellite video segment. With a broader portfolio of equipment, software and services, we will be able to invest even more aggressively in these innovative solutions for customers worldwide.

The new company will have revenues of approximately $8 billion. The deal is expected to be $0.45 to $0.55 accretive to non-GAAP earnings in year one and is being funded with a combination of stock and cash that will leave us with a strong balance sheet and considerable financial flexibility. We expect this deal it to close in the second half of the year.

Now let’s go to chart 7 and take a look at the Q1 financial highlights. Revenues of $1.215 billion and non-GAAP earnings of $0.44 per share were down from the prior quarter, but in line with our expectations.

As we indicated on our previous earnings call, we have seen an overall — we have seen overall spending levels down from prior periods, primarily due to the distractions and uncertainties associated with industry dynamics. And certainly the news of the last few days may extend that uncertainty.

However, we feel great about our position in the market. We are going through a period of change that is having what we feel is a temporary affect on our business, and we feel confident that the underlying trends and our strong positioning bode well for the future.

Dave is going to cover the financials in detail during his presentation, but I do want to highlight the stock repurchases that we did in Q1 which we suspended when we began to engage in Pace. Now on chart 8, I’d like it introduce Larry Robinson, who will discuss the CPE segment results.

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

Thanks, Bob. Let’s turn to chart 9 and look at the customer premises equipment highlights. The CPE segment has entered 2015 maintaining solid momentum in the cable-related product areas with continued shipments of both advanced broadband gateways and digital video solutions.

Sequential quarter sales were consistent with Q4 2014 as we continue to experience ongoing CapEx and business pressures with our telco customers. Most notably, our business continued to be effective with AT&T and the pending DirecTV transaction.

The-over-year comparison reflects lower sales as we saw less demand from certain customers deploying stand alone high definition digital set tops. In certain situations, these were shipments related to all digital rollouts which have subsequently completed.

In both cases, as expected, direct operating profits were down due to customer and product mix changes. In addition, in some instances we had beginning of the year price reductions take effect, which we are aggressively working to address through further cost reductions as we progress through the year.

As highlighted during our prior call, increased logistics costs associated with the West Coast port delays were also a contributing factor to direct operating profit results. Consistent with the overall segment, our video CP portfolio saw year-over-year unit volume decrease of 12% while cable unit shipments were up sequentially.

Our team achieved a significant milestone during the quarter, surpassing 4 million video gateway shipments. This reflects continued progress across all of our video gateway platforms, including Comcast XG1s, Verizon VMSs, Time Warner’s enhanced DVR, Hydras DCX3600, and Moxi related devices. The evolution of the home gateway is an area we continue to invest in and have several new products in the pipeline which further add or refresh the capabilities within this device.

We also demonstrated our ongoing support and investment for the RDK media framework initiative by extending its support capabilities for DVB. This extension incorporates inband service information elements, enabling a high degree of data reliability for TV service providers. And finally, we extended our IPTV set top business in the EMEA region, including new customer wins in this product area.

Now let’s turn to chart 10. While unit volumes decreased year over year by 9% and saw a slight sequential decline primarily due to lower DSL shipments, broadband demand remains robust as operators continue to roll out the latest devices enabling consumers to leverage increasing network speeds and improved in-home WiFi performance.

70% of our broadband devices shipped during the quarter were WiFi enabled. This reflects both DSL and DOCSIS technologies. As we further push towards increasing broadband speeds, we launched new 24-channel telephony and standalone gateway products to multiple operators. In the DSL area, we deployed two new platforms during the quarter and also secured a new customer award extending the reach of our portfolio.

Customer interest and momentum for next generation solutions remain strong, and we are continuing our investments in gigabit-capable devices, including both 32 downstream and DOCSIS 3.1 solutions. I will now turn it over to Bruce for the Network & Cloud highlights.

Bruce McClelland - ARRIS Group, Inc. - President of Network & Cloud

Thanks, Larry. Let’s turn to slide 12. The networking cloud business is off to a good start this year with sales and direct contribution up significantly year over year as service providers continue to expand the capacity and speeds of their high-speed Internet service. Quarter over quarter, revenue was down 10% with CMTS sales down moderately from record-level shipments in the fourth quarter.

Revenue generated from sales of video systems and professional services were also down quarter over quarter following typical seasonal trends. As a result in this shift in product mix and reduced sales, Network & Cloud segment direct contribution was down quarter over quarter. We expect this to be a low point in the year. Sales of HFC equipment, in particular our CORWave Headend Optics and Nodes products, were a real bright spot this past quarter.

We announced in late February an exciting new project with NBN in Australia to upgrade the Internet network infrastructure across the country in addition to our flagship E6000 product, providing an array of products and professional services in order to design, integrate, and deploy a next-generation broadband HFC network. As Bob mentioned, our new AVN joint adventure is expected to close very shortly, and we will consolidate the JV finances in the Network & Cloud segment. We are excited to be working with Charter on this new initiative and believe it complements our other software businesses.

Please turn to chart 13. The success of our E6000 CCAP platform continued in Q1 with sales up 41% year over year, although down slightly from record levels set in fourth quarter. We shipped more than 700 chassis in Q1, a new record, with overall downstream channel shipments 6.5% below Q4.

We have talked previously about the industry momentum we were seeing build towards delivering gigabit residential broadband service. We recently announced a deployment in Korea with SK Broadband that uses the E6000 to deliver what I think is the world’s first commercial 1 gigabit per second DOCSIS broadband service.

We expect this to be the first of many such deployments to come, enabling the delivery of a full IP pay TV service including ultra high-def video. The density, scalability and reliability of the E6000 really make it the platform of choice for operators around the world.

The development team continues to make good progress implementing DOCSIS 3.1 on the E6000, successfully completing several Cablelabs interops events in Q1. We continue to expect lab and field trials later this year.

Moving on to our Access and Transport portfolio, we’re seeing a real surge in demand for headend fiberoptics, nodes, and RF gear as the year has gotten underway. Demand for increased broadband bandwidth is a direct catalyst for increasing the fiber optic capacity in the HFC network.

Operators are also looking to prepare to utilize the expanded spectrum support available in DOCSIS 3.1 standards. This has created a perfect storm for our HFC business as we add production capacity to keep up with demand.

Our new Hybrid PON AgileMax product continues to gain momentum now that we have achieved general availability on the first version of the product. The AgileMax platform enables an operator to drive fiber directly to the subscriber while maintaining compatibility with legacy HFC services including DOCSIS and video.

Please turn to chart 14. Sales in our video systems product line were down from 2014 levels as customers continued to deploy capacity purchased in 2014.

We have a great pipeline of new products, including the ME-7000 compression and multiplexing platform, a new high-density, high-capacity version of our network DVR recording appliance, and our associated cloud back-office. These products will provide further growth in this business later in the year.

In our cloud business, deployments of our SecureMedia digital rights management product are growing nicely. SecureMedia provides content protection for over-the-top applications such as the Verizon FiOS mobile service as well as the new Dish SlingTV service.

And finally, we are very focused on executing on a strong pipeline of new professional services wins, including the NBN project in Australia. We expect to see 50% growth in this business this year. With that, Dave, over to you.

David Potts - ARRIS Group, Inc. - EVP & CFO

Great. Thanks, Bruce. And thanks everyone for joining us this afternoon.

So let’s turn to chart 16, please, and we will take a look at some of the financial highlights. Sales in the first quarter were $1.215 billion. This compares to $1.263 billion in the fourth quarter of 2014 and $1.225 billion in the first quarter of last year.

Gross margin was approximately 27.7% in the first quarter, down from 30.1% in the fourth quarter of last year, reflecting the change in product mix and beginning of the year price actions. Gross margin in the first quarter of last year was 28.3%.

Non-GAAP EPS was $0.44 in the quarter in comparison to $0.78 in the fourth quarter of 2014 and $0.47 in the first quarter of last year. Remember our fourth-quarter results of last year include a $0.12 benefit for the full-year impact of R&D tax credits. As you probably know, Congress passed that legislation for 2014 in the fourth quarter of last year, but it has still not passed for 2015.

Our first-quarter 2015 GAAP EPS was approximately $0.13, which compares to $1.29 in the fourth quarter of 2014 and $0.28 in the first quarter of 2014. Again, you might remember that our fourth-quarter results included the R&D tax credits I mentioned a moment ago. And it also included $127 million benefit or $0.85 per share related to NOLs and credits associated with the Home acquisition. And as always, a reconciliation of our GAAP to non-GAAP results is attached to the press release and can also be found on our website.

We ended the quarter with $632 million of cash resources, and we used $63 million of cash for operating activities in the quarter. And in the quarter, we repurchased 871,000 shares for $25 million, and our backlog at the end of the quarter was $726 million, and our book to bill ratio was 1.08.

Let’s turn to slide 17, please. So some sales details. So again, sales in the quarter, $1.215 billion. Sales of our CPE segment were $822 million while sales of Network & Cloud were $393 million.

And we have three 10% customers in the first quarter which accounted for about 43% of our overall sales. And our international sales were $324 million in Q1 or about 27% of our total revenue.

Onto slide 18, please. Again on this chart, we break out the sales and direct contribution, and as a reminder, we have two segments: CPE and Network & Cloud, and a certain class that are not allocated to the segment are captured in Corporate and Other. So sales in Network & Cloud were $393 million in Q1 with a direct contribution of $94 million, and sales of CPE were $822 million in Q1 with a direct contribution of $152 million.

On to chart 19, please. Operating expenses in the quarter were $233 million and were similar to both the first quarter and the fourth quarter of last year. R&D was $132.5 million in the first quarter, down from $135.5 million in the fourth quarter of last year.

SG&A was about $100 million in Q1, up from $95.6 million in the fourth quarter. This increase reflects higher sales and marketing numbers and included an R&D and SG&A was $12 million of equity compensation expense in the first quarter of 2015, which compares to $12 million in the fourth quarter of last year. And in the first quarter, we incurred integration costs of about $900,000, and as expected, these integration costs are declining quarter over quarter.

On to chart 20, please. Let me touch on some cash and some key cash items. So we ended the quarter with cash in investments of approximately $632 million, down $66 million from the end of the fourth quarter. We used about $63 million in cash from operating activities in the quarter.

And on this chart, I have highlighted some of the key items related to it. So very importantly, the elements of earnings which were cash-based were approximately $86 million. And we used about $149 million for working capital in the quarter.

In particular, we used about $220 million related to higher accounts receivable. Part of this is purely timing of our sales, but we also did see some increase in international customers as we’re seeing some delayed payments as some of our international customers are dealing with some FX fluctuations.

And in the quarter we had approximately CapEx of $11 million. And again in the quarter, we purchased some patent licenses for approximately $34 million, and these costs will be amortized over future periods.

In the quarter, we sold a facility we had in San Diego consisting of some land and buildings with a net book value of $71 million for approximately $85 million, and gains and losses related to the building are excluded from our non-GAAP results. We made mandatory debt payments in Q1 of about $14 million, and again, we repurchased 871,000 shares of stock during the quarter for $25 million or at an average price of about $28.70 per share. Lastly, we used about $21 million of cash to repurchase shares to satisfy employee minimum tax withholdings.

On to slide 21, please. Let’s talk about guidance for the second quarter. At this point, we estimate that we will have sales of about $1.270 billion to $1.310 billion. We anticipate that non-GAAP earnings will be in the $0.53 to $0.58 range and GAAP earnings in the $0.17 to $0.22 range.

And of course, a reconciliation of our GAAP to non-GAAP guidance is attached to the presentation and can also be found on our website. We estimate that our diluted share count will be about 150 million shares, and we estimate our non-GAAP tax rate to be about 35%. So with that, thank you very much, and back to you, Bob.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Thanks, Dave. So just a few comments on chart 22 looking forward into the business. As you can tell from the guidance that Dave just gave, we expect business to improve as the year goes on.

We clearly face some near-term headwinds. The Comcast Time Warner news is so new that it will take us a while to determine what it means in the last half of the year. Our positioning with both of these customers is very strong and I expect will play a large role in their plans going forward.

US telco CapEx continues to be constrained, and the strong dollar is putting pressure on our international sales. However, the fundamentals in the business are as solid as ever. Growing expansion of gigabit services will continue to drive investment in both the home and the network.

Service and content providers are deploying higher-value new services as they face more demanding customers and tougher competition. And at the same time, over-the-top traffic is growing at a terrific pace, driving the need for more upgrades. And ARRIS is right in the middle of all of this.

The multiple international wins that I mentioned on earlier calls such as Australia’s National Broadband Network will lift the business in the second half of the year. And as Bruce and Larry have mentioned, our growing pro services business and the widespread video ecosystem upgrade cycle will continue to drive stronger performance going forward. So with that, I’d like to go back to Bob Puccini, who will manage the Q&A session.

Bob Puccini - ARRIS Group, Inc. - IR

Thanks, Bob. With that, we would like to open the lines up for questions. Denise, would you come back on the line, please, and let our participants know how they can ask their questions?

QUESTION AND ANSWER

Operator

Sure.

(Operator Instructions)

Our first question comes from Mark Sue with RBC Capital Markets. Please proceed.

Mark Sue - RBC Capital Markets - Analyst

Thank you. Good afternoon. With the Comcast Time Warner deal now off, how should we think about the pace of return from these particular customers? It seems that soon it will be back to business for them. So when might it be back to business for you?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Well, as I said in my comments, the news is just so new, Mark, that it’s hard for us to say on this evening’s call what we expect to have happen. That said, I think that we’re very well positioned in both Comcast and Time Warner with their next-generation projects.

And I think that we will see business begin to improve as the year goes on. It’s hard for me to say much beyond that at this point.

Mark Sue - RBC Capital Markets - Analyst

Okay. That’s helpful. Recognizing it’s early. And then on the deal, the announcement with Pace, I guess the thought is can you help us understand the metrics that you met and exceeded when it came to Motorola, particularly as it relates to reducing costs? And I guess as we look at the $0.45 to $0.55 potential accretion in the future, where the early opportunities might be and longer term where you might be able to improve upon?

David Potts - ARRIS Group, Inc. - EVP & CFO

So, Mark, my legal counsel is looking at me from down the table. So the takeover code in the UK really precludes us from giving much specifics.

As I said on the call last week, we do believe there are operating costs savings, there’s product cost savings and public cost savings as you would expect. I think our track record from the [MOT] deal was pretty good. I am afraid I can’t give you granular details at this stage.

Mark Sue - RBC Capital Markets - Analyst

Okay. Got it. Maybe, Bob, if I could ask a larger question. If we look at your customer base, your customers have been merging or trying to merge since their revenues are not growing and they seem to be reacting to this over-the-top threat.

Subsequently, their focus has been reducing costs and reducing OpEx. With the initiatives that you are working on now, is there some thought that you can actually help them drive revenue growth so they don’t revert back to their old models trying to cut OpEx and starve CapEx?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Well, I think that we do contribute to their revenue growth and certainly to their profitability growth with the efficiency in the products that we are providing. If you would look at the cost of high-speed data service, for example, on a per-subscriber basis or a per-bit basis, the cost has been going down rather dramatically due to the investments that we have made in improving the product.

Of course, that’s led to our increased market share with the E6000. And that has been driving our business. As they add more video on demand services, IPTV services and the like, I think that that bodes well for them, too.

Their subscriber numbers are beginning to turn around in cable. The profitability of the companies continue to improve. So we’re dealing with a pretty healthy mix of customers, not only in the US, but around the world. I will let Bruce and Larry chime in.

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

The other area I would point to directly is our services work. The more — the faster we can help them go and attach subscribers and increase the service deployment, the better it is for us, the better it is for them.

And the NBN project is a perfect example. The faster we can help them go into pulling their services, the faster their revenue grows and clearly the faster they will deploy our equipment. We view that services layer as a really strategic part of the business for us and for our customers.

Mark Sue - RBC Capital Markets - Analyst

That’s helpful. Thank you. And tell the lawyer not to be too serious.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

(Laughter)

Operator

Our next question comes from Amitabh Passi with UBS. Please proceed.

Amitabh Passi - UBS - Analyst

Bob, my first question for you, and I realize it’s probably a tough one to answer, if we look at your normal book to bill patterns, you typically peak in 1Q and then you tend to see sub 1 times for the rest of the year, maybe with 4Q being somewhat variable. I’m just wondering this year, could this year be different just given some of the issues around pending M&A?

Is there some other dynamic here given the fact that Comcast had a pretty aggressive rollout last year? Is that somewhat decelerating? I am trying to get a better sense of the cadence of the business as we look at the rest of 2015.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Well, I do think it’s an unusual year in that regard, Amitabh. I believe that we will see business improve as the year goes on and this transition passes.

In terms of Comcast, I guess they are giving their quarter call on Monday and will be announcing what’s going on with X1. But from what I’ve seen in the news and public information, they are not backing off at all on X1. They are probably going to continue to be very aggressive with the X1 rollout as well as network DVR rollout and other things they are doing on their march towards IPTV.

Amitabh Passi - UBS - Analyst

Maybe a quick follow-up for Bruce. I was trying to get a better handle on the contribution margin of Network & Cloud. It seems like it’s been quite variable over the last four quarters. And I think this quarter was probably one of the lowest levels we’ve seen in the last four quarters per se.

Just trying to understand what’s affecting the variability and then how should we think about Access and Transport? That seems likes it’s a part of the business where you are seeing some momentum. Some insight there would be helpful.

Bruce McClelland - ARRIS Group, Inc. - President of Network & Cloud

Under the hood within the Network & Cloud segment, there are three big product lines, the CMTF, PON Access group, the video systems group and then the Access HFC team. Those are the three biggest pieces. Then the software cloud businesses is small but growing.

So as the mix changes between those product lines within the segment, you will see the margins shift around depending on if we’re selling more video systems equipment, which tend to be higher margin. That helps out, et cetera.

So you see like — I mention the numbers in that product line were down this quarter. So that affected the contribution numbers.

I also say that as we start the year with our big major customers, we go through a significant commercial negotiation towards the end of the year. Prices get reset as we begin the year, as Larry mentioned, and then we run like heck to get the cost out of the products and build the margin back in. That has an effect in the first quarter of the year typically as well.

Amitabh Passi - UBS - Analyst

Okay, and then just finally, when did your big international opportunities around Liberty and NBN start rolling out? Is that a 3Q or 4Q event?

Bruce McClelland - ARRIS Group, Inc. - President of Network & Cloud

I think sometime in the second half, likely in third quarter, we start to see the beginning of commercial deployment with them. That allows us to start recognizing some revenue with that on both the service side and the product side.

Amitabh Passi - UBS - Analyst

Okay. Excellent. I will jump back in queue. Thank you.

Operator

Our next question comes from Simon Leopold with Raymond James. Please proceed.

Simon Leopold - Raymond James & Associates, Inc. - Analyst

Starting off with a question that you may or may not be able to answer. But after the Pace announcement, we’re being asked about the antitrust risk and how one assesses that.

And I think when you presented that call, you said you’ve certainly looked into that. Just if you could repeat your thoughts on how the Pace acquisition lines up versus antitrust concerns?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Well, it certainly has to be reviewed. I think over the next two or three weeks, we will be filing with the regulatory agencies for clearance to proceed.

We are fairly confident based on the advice we have gotten from the experts in the area that we will be able to clear that hurdle. It may take a few months to do that, or it might happen very quickly. We just don’t know.

Simon Leopold - Raymond James & Associates, Inc. - Analyst

And do you need to get approvals in both the US and the UK?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

I think there are five countries where we’re going to file. The US is one. I am not sure what the others are.

Bob Puccini - ARRIS Group, Inc. - IR

They are actually listed in the 2.7 document that’s on the website, Simon, if that’s helpful.

Simon Leopold - Raymond James & Associates, Inc. - Analyst

Okay. I have not looked there, I will admit. We will take a look. And then in terms of more of a housekeeping question, the guidance implies to me at least that you expect some modest sequential improvement in gross margin.

What are your thoughts in terms of the product mix that you’re expecting in your June quarter? I’ve seen various patterns, so I’m not quite sure what seasonality is.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

As having followed us for so long, that things bounce around. We are expecting a little bit better mix in the second quarter. And I think I would just leave it at that.

Simon Leopold - Raymond James & Associates, Inc. - Analyst

Okay. And then just one last big picture question. I think people who are not convinced about the long-term story continue to harp on the idea that set top boxes are going away completely.

I know I have asked you this question before, but I want you to revisit this particularly in light of the plan to acquire Pace, which obviously is a material player in satellite and cable set top boxes. How do you answer that question for folks who think set top boxes go away?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Well, I would ask the question, what’s going to replace them? I think the answer to that question is that there is a transition going on from video set top boxes to advanced gateways.

That question loomed large three years ago, two and a half years ago when we announced we were buying Motorola. I guess since then our stock has gone up about 2.5 times what it was as a result of this old business that’s going to go away.

So we don’t think it goes away. I don’t know how you would deliver all these advanced services to a home without a home gateway.

That gateway will change. It will probably become an even more powerful device in the future as processor technology and memory increases. So we’re pretty confident that we are in the right business here.

Simon Leopold - Raymond James & Associates, Inc. - Analyst

Great. Thank you for taking my questions.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

You’re welcome.

Operator

Our next question comes from James Kisner with Jefferies. Please proceed. Your line is open.

Bob Puccini - ARRIS Group, Inc. - IR

Let’s go to the next one. We will come back.

Operator

Sure. Our next question comes from Joseph Wolf with Barclays. Please proceed.

Joseph Wolf - Barclays Capital - Analyst

Hi. Thank you. I guess my first question is a follow-up. As you related to the ActiveVideo acquisition that you guys made and the balance of where the technology is going to sit, could you tell us a little bit more about how you see the cloud versus the CPE thin box strategy and how you think about a five-year plan in terms of integrating these interactive services, a consolidation of Roku boxes with set top boxes and how ActiveVideo helps you bridge that gap or is the first step or the last step in how you are going to be thinking about it?

Bruce McClelland - ARRIS Group, Inc. - President of Network & Cloud

So I guess — I think we think of it as a piece of the portfolio or a piece of the puzzle, if you will. We have a number of other products in the portfolio already today focused on cloud-based computing or cloud-based services from OSS surveillance, data collection, big analytics type products through to user interface software and application.

And certainly the approach that AVN has taken to take some of the functions that today run on a set top or on a device in the home and have it run in the cloud to accelerate innovation and make the integration of over-the-top services simpler or part of that strategy, that overall evolving strategy. Another good example is network DVR and augmenting the storage in the home with storage in the cloud either for capacity expansion or be able to stream to connected devices, the content that consumers are recording, those sorts of things.

So I guess we think of it as a broad long-term evolution of network architecture that doesn’t replace the device in the home, that’s complementary to the device in the home, complementary to the gateway strategy that we have talked about a lot and the evolution of compute technology. So I guess that’s the way we think about it. I don’t know if that answers the question completely.

Joseph Wolf - Barclays Capital - Analyst

I guess just as a follow-on, is there a specific architecture that Charter was working on with these guys that was particularly attractive to how you were thinking about the segment that’s saving you on your own investment, or is it — what they were working on stuff you were also working with other customers?

Bruce McClelland - ARRIS Group, Inc. - President of Network & Cloud

I think of it in two ways. One is certainly the opportunity to partner with a major service provider like Charter is greatly attractive. This joint venture allows us to work together on stuff that’s relevant for them as well as relevant for other similar service providers was very attractive.

Secondly, the idea of being able to accelerate the deployment of more interactive services across a broad range of devices with other customers, particularly internationally and in South America, was pretty attractive to us. So that architecture, which has now been proven at scale with Charter, is enterprise ready, ready to be deployed to a broader set of customers. That’s what we expect to be able to do.

Joseph Wolf - Barclays Capital - Analyst

Thanks. A second question which I guess goes to some of the seasonality in the business trends you are seeing. In terms of the speed of the new deployments and what you guys are seeing, you gave some figures of 4 million home gateways — gateway rollout, and you gave some numbers for the E6000.

If we look at — could you just review for us how long it took to get those 4 million? Are you on pace to end with the E6000, are you on the same pace or trajectory to be at that — to hit that number for the second time?

Bruce McClelland - ARRIS Group, Inc. - President of Network & Cloud

Well, I would say certainly our guidance for second quarter contemplates numbers around both those things, and believe we will continue to grow certainly the E6000 numbers as the year progresses here. And the reason I focused on the chassis number in the commentary, that footprint that we establish out there is hugely valuable going forward.

We sell a chassis with a certain number of licenses or down streams turned on. We come back later as the operator needs more capacity, and we are able to turn on more licenses. And then we are also, as the technology evolves, we can replace these line cards, upgrade them with higher capacity, more speed, et cetera.

If I draw the analogy back to the previous generation, the C4, we had three generations of line card upgrades on that chassis over a 10-year period. And once that footprint is established, it’s a pretty good foundation to go back in and do that again a couple of different times until the technology is ready for another revolution. So it’s a very important statistic to watch as a trend for the future.

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

And I would just add on the video gateway figure there, it’s really, from our perspective, indicative of the migration or acceleration towards the gateway architecture in the home as both Bruce and Bob were referencing to the earlier questions. And we think the gateway in the home, and once again I think over multiple years that definition of set top continues to evolve into a device that basically terminates the access network, manages things like quality of service, provisioning of new services, and the distribution of various types of content in the home, whether it’s other operator-provided pieces of CPE or to consumer electronics devices. So for us, it’s just the continual migration and acceleration towards a home that’s built around a gateway architecture.

Joseph Wolf - Barclays Capital - Analyst

The next 4 million are as fast as the last 4 million, or faster?

Bruce McClelland - ARRIS Group, Inc. - President of Network & Cloud

That’s a good question. I think we continue to see the mix. And it varies, obviously, by customer, right?

Not all customers are maybe moving in that direction at the same rate. So I think it is somewhat dependent on mix. That’s a good question. I guess it moves in maybe about the same rate or continues to increase a little bit.

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

I think it’s fair to say more and more customers adopt that architecture.

Bruce McClelland - ARRIS Group, Inc. - President of Network & Cloud

That’s true.

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

If you start at zero percent doing gateways, we are well beyond that.

Joseph Wolf - Barclays Capital - Analyst

Excellent. Thanks. That’s all for me for now.

Operator

Our next question comes from Rich Valera with Needham and Company. Please proceed.

Rich Valera - Needham & Company - Analyst

Thank you. Bob, last quarter in response to a question, I think you had suggested that mid — low-to-mid single-digit overall top-line growth for the year might be a possibility. I am just wondering in light of the continued M&A uncertainty if you still think that’s possible or should we maybe be thinking below that, maybe flat to down in terms of the entire year revenue growth?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Yes. I remember saying that. At the time, I anticipated that these — the industry consolidations that we were talking about at the time would have been resolved at about this point in time, and they are not.

So it’s hard for me — being asked that question again, it’s hard for me to give an answer. As I said earlier, the news about Comcast and Time Warner is just so fresh that we have not had a chance to sit down with those two customers and work out what we’re going to do for the rest of the year.

And, of course, we’ve still got the telcos that we’re dealing with that are being pushed. Their balance sheets are being pushed by what they’re spending on other projects.

And we have got this international thing that’s hanging over us. It’s, again, hard for me it to answer that question. I’d punt at this point rather than offer the answer I did last time.

Rich Valera - Needham & Company - Analyst

Fair enough. And with respect to AT&T specifically, understanding there is at least some temporary pressure there as they evaluate their spending in light of DirecTV and other issues, but what are your thoughts on the longer-term spending levels at AT&T? Do you think there is something structural here, or do you think once we get past this M&A uncertainty and whatever else is pressuring their near-term CapEx budget that we return to something more resembling historical levels at AT&T?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Well, I think that AT&T right now is indeed waiting for their deal to clear. I think once that deal clears and they resolve how they are going to market the DirecTV product, I think we will see a boost in their deployment of both video as well as high-speed data.

So double and triple play as well as quadruple play offers that they will be able to provide nationwide. So I think that that’s something that I believe will bounce back pretty robustly.

Rich Valera - Needham & Company - Analyst

Okay. That’s helpful. That’s it for me. Thank you.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

All right.

Operator

Our next question comes from Tim Quillin with Stevens Incorporated. Please proceed.

Tim Quillin - Stephens Inc. - Analyst

Hi. Good afternoon. Thank you for taking my question. I just wanted to revisit the outlook with Comcast and Time Warner Cable. I was wondering if you could just describe what you’re seeing or what you saw in the first quarter with those customers in specific product lines or behaviors, or how exactly did the disruption from the merger manifest itself in order flow?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Well, I don’t think it — I mean, they certainly haven’t gone to sleep. They have been aggressively marketing their services across the country.

And if you just look at their marketing approach, you will hear from Time Warner tomorrow morning. You will hear from Comcast Monday morning. And, of course, we have no inside information as to what they are going to say.

But if I look at the ads they are running for their advanced video services, their high-speed data services, I think our business with them mimics what you would see. They are aggressive deployers of high-speed data and advanced video services, and network DVR and the like, both Time Warner and Comcast.

Tim Quillin - Stephens Inc. - Analyst

And I guess maybe what I’m getting at, did you - are you really seeing that depressed level of orders or depressed level of business - ?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

it’s not so much — yes. It’s not so much a depressed level of business as it is that we have expected them, once the deal was done, that there would be a boost in spending as they realign their networks. As we mentioned in the past, these companies do things differently, and that the expectation that we had was once the deal was done, they would realign those approaches and that would result in an increase in CapEx for the next year or two.

Tim Quillin - Stephens Inc. - Analyst

Okay. That makes sense. And then in terms of the second half, and I think NBN and Liberty have come up. But what are some others or, if any, drivers of stronger back-half results that we might see that are separate from that notion of a boost in CapEx that you may or may not see from those two customers?

David Potts - ARRIS Group, Inc. - EVP & CFO

I think the other area we are pretty excited about is South America in general and the investment in increased speeds and more enhanced services whether it’s investments in Mexico or Colombia or Peru or Brazil. I think those are the areas we look to see further growth as the year progresses, in addition to the specific projects we called out already.

Tim Quillin - Stephens Inc. - Analyst

Okay. Fair. And if I could sneak one more in for Dave. You mentioned the receivables, the bounce-up there. And you said some of it was timing and some of it maybe had to do with FX or delays that were FX related.

How should we think about the collection of those outstanding receivables? Do you expect that to reverse significantly or fully in the second quarter, or is it going to be a more gradual process? Thank you.

David Potts - ARRIS Group, Inc. - EVP & CFO

We had some good collections in the first month of the quarter. Part of it is what happened in the fourth quarter in the cash conversion cycle there, depending upon what our customers wanted to do in paying before year end and similarly at the end of the first quarter. It’s the dynamic on both, which is quite normal. A lot of the receivable increase was in fact domestic and related to that.

The international fund, we do have some folks that are still trying to work their way through the FX crunch that they have got, and they have slowed down. But we will collect. That probably takes months to sort our way through.

It will all depend upon as we get to the end of the quarter in terms of how the order flow goes, how the shipments go and how our customers actually want to pay at the end of the quarter again. Again I think, we will have good cash collections in the quarter.

Tim Quillin - Stephens Inc. - Analyst

Thank you.

Operator

Our next question comes from Doug Clark with Goldman Sachs. Please proceed.

Doug Clark - Goldman Sachs - Analyst

Great. Thanks. A few questions from me. Wondering if you can touch on the backlog which is down about 27% year on year and how that factors into your outlook. And then similarly on the price resets that you said started to undertake in the first quarter, how do these compare to prior years, and are more coming in the second quarter?

David Potts - ARRIS Group, Inc. - EVP & CFO

One of the effects on backlog in Q1 is our service agreements that we typically get renewals in for the year. So I think that - the pace of which we can get these closed and booked in Q1 certainly affects the book to bill for the quarter as far as, I guess, backlog. I don’t know if I have a lot of color on that. We have a mix of —

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Our backlog jumps around. As you know, we enter the quarter with a fraction of the guidance that we give booked at the beginning of the quarter.

So we always try to answer that question by saying please focus on the guidance that we’re giving, which is usually pretty darn good, as opposed to those numbers. I don’t want you to ignore the numbers, but the guidance is really what rules.

David Potts - ARRIS Group, Inc. - EVP & CFO

On the pricing, just to circle back on that again, certainly with some of our large customers we go through commercial negotiations towards the end of the year that establishes pricing that gets used throughout most of the year. We do have a combination of customers that will negotiate quarter to quarter and big deal or big project to project. So we see a variety of different types of business models there that we’re capable to adapt and adjust to.

I don’t want to give you the impression it’s price reductions once a year. That’s certainly not accurate. But several of our larger customers we do have more of an annual commercial negotiation process.

Doug Clark - Goldman Sachs - Analyst

Sure. And as a follow-up to that, how does that compare? How are the pricing negotiations going relative to either past years or past quarters with customers?

David Potts - ARRIS Group, Inc. - EVP & CFO

Painful, as always.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

I think that sums it up.

Doug Clark - Goldman Sachs - Analyst

I was referring to magnitude of price reductions.

David Potts - ARRIS Group, Inc. - EVP & CFO

I am not sure we can provide a lot are more color on that right now.

Doug Clark - Goldman Sachs - Analyst

Okay. Sure. And then one follow-up question on the geographic mix. International was down a bit more sequentially than the US.

Wondering is FX playing into that at all, or is it just a cadence of customer ordering? I think that’s it.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

FX has definitely played into that. Customers are, particularly in those countries that have been impacted the most, are waiting to see if the exchange rates improve.

Doug Clark - Goldman Sachs - Analyst

Okay. And then one actually quick one on the repurchase activity. This is the first time in a few years where you have engaged in explicit buy backs.

Is this a pace that you expect to sustain over the next coming quarter? What is your outlook for repurchase activity going forward?

David Potts - ARRIS Group, Inc. - EVP & CFO

As Bob said in his remarks, we have suspended for now the repurchases as we go through the deal, which is what we need to do. As we talked about last quarter, we thought getting back into the market with some repurchase activity would make some sense.

So, hence, we began. Obviously, now we’re into relatively significant M&A activity.

Doug Clark - Goldman Sachs - Analyst

Great. Thank you very much.

Operator

Our next question comes from James Kisner with Jefferies. Please proceed.

James Kisner - Jefferies LLC - Analyst

Can you guys hear me now?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Yes.

James Kisner - Jefferies LLC - Analyst

Great. Thank you. You guys mentioned one of the trials in the back half you talked about in the past.

I am just wondering could these be material in Q3 or Q4? Could we see that in the numbers? I understand it’s primarily a software upgrade or should we not expect that at all until 2016?

David Potts - ARRIS Group, Inc. - EVP & CFO

I am not sure if we heard your question completely.

Bruce McClelland - ARRIS Group, Inc. - President of Network & Cloud

I got it.

James Kisner - Jefferies LLC - Analyst

Okay.

Bruce McClelland - ARRIS Group, Inc. - President of Network & Cloud

I think we will start so see some license related revenue towards the end of the year from a infrastructure perspective as we turn on DOCSIS 3.1 down streams, if you will. We don’t think from an overall perspective, from a CPE equipment perspective, that it’s material this year. It will be a lot of get ready, get set, try it out and more — as 2016 progresses, you will see more velocity there.

James Kisner - Jefferies LLC - Analyst

Great. Could you talk about the trajectory of operating expenses? Do you expect them to be up a little bit up here like they were in Q1 and are you expecting in general they will be flattish this year? What are the thoughts?

David Potts - ARRIS Group, Inc. - EVP & CFO

So two things. So I do believe they will go up into the second quarter.

As I have mentioned on just about every call, until we get four years in on the Motorola acquisition, we will each year being adding a new tranche of equity compensation, and so as I always tell you — and it’s probably something like $15 million over a year. Call it $16 million.

There has to be something for equity comp as we just gave our new annual grants. And in the month of April is when we do annual increases for the employees across the globe.

So I do see that there should be some uptick in OpEx. Not huge numbers, but there will be some uptick, some of which will be in GAAP, some of which will not be in GAAP.

James Kisner - Jefferies LLC - Analyst

One final one. On telco CapEx, you talked about it being a head wind. I am just curious if you could be a little more specific on how it’s manifesting. Sounds like the majority of your telco business are in CPE today.

Are you seeing inventory levels continuing going down? Are you seeing them go away? Investments in CPE or marketing less aggressively? Could you just talk about that component as well? Thanks.

David Potts - ARRIS Group, Inc. - EVP & CFO

Sure, James. It varies a little bit by customer, but in general, if you look at the subscriber ads that notably AT&T had the last two quarters, they have been a little bit challenged in terms of some of the earlier successes they have had. And that appears to be largely attributable to the pending transaction.

So I think it’s a combination of things. But if you look at the subscriber growth both from a video as well as broadband perspective, it’s slowed a little bit.

James Kisner - Jefferies LLC - Analyst

Okay. Thank you very much.

Operator

Our next question comes from Todd Mitchell with Brean. Please proceed.

Todd Mitchell - Brean Capital, LLC - Analyst

Hi. Yes. My question is with the closure of the Pace acquisition, assuming that it gets done, how should we think about the potential for revenue dissynergies with customers where you were dual sourced and you become single sourced? And as an adjunct to that question, could you perhaps address a rule of thumb in terms of how the economics and margins and profitability work in a situation where you’re the first vendor on a particular product line versus the second vendor in a particular product line such as a high-end sophisticated video CPE?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

So on the first part of your question, we really — we tried to answer that last week by - and all we can say is that we have taken revenue dissynergy and OpEx and cost synergies all into account in modeling what we believe the earnings accretion will be. And we can’t really discuss it any further than that. So, unfortunately, that’s the case.

Now, on the difference between vendor one and vendor two, my experience would be that there is not that much difference in price between vendor one and vendor two. Maybe a couple of points or so.

Todd Mitchell - Brean Capital, LLC - Analyst

And then, therefore, does the product end up being — having the same margin contribution for those vendors, or does one assume the upfront development costs where the other basically copies the speck?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

I wouldn’t expect them to be very different. But I don’t look under the covers at other vendors, and I can’t comment any further on the Pace situation for reasons that we have explained.

Todd Mitchell - Brean Capital, LLC - Analyst

Okay. Thank you very much.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Okay.

Operator

We have no further questions. I will now turn the call back over to management for any closing remarks. Please proceed.

Bob Puccini - ARRIS Group, Inc. - IR

Thank you, Denise. Bob, any final words?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

I would like to say that I think the second-quarter guidance that we are giving is indicative of our confidence that the business will continue to grow throughout the — or will begin to grow again as the year goes on. And I do believe that as our major customers settle into their next phase, that we will begin to see the orders increase in that arena also.

So I do expect business to improve as the year goes on. And I think no one is better positioned in the marketplace right now than ARRIS.

Bob Puccini - ARRIS Group, Inc. - IR

Great. Thanks, everyone. That concludes our call.

Operator

This concludes today’s conference. You may now disconnect. Have a great day, everyone.

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